EXHIBIT 21

List of Subsidiaries

Name	Jurisdiction	Ownership
Global Esports Entertainment Group, LLC	Nevada	100% owned by Company
Esports Tech Holdings LLC	Nevada	100% owned by Company
Esportsbook Technologies Ltd.	Ireland	100% owned by Company
ESEG Ltd.	Belize	100% owned by Global Esports Entertainment Group, LLC
Gogawi Entertainment Group	Cyprus	100% owned by ESEG Ltd.
Esports Product Technologies Malta Ltd.	Malta	100% owned by Esportsbook Technologies Ltd.
Esports Marketing Technologies Ltd.	Gibraltar	100% owned by Esportsbook Technologies Ltd.
Karamba Ltd.	Malta	100% owned by Esports Product Technologies Malta Ltd.
Esports Product Trading Malta Limited	Malta	100% owned by Esports Marketing Technologies Ltd.